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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        (AMENDMENT NO. ________________)*

                                BIONUTRICS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                   090946 10 4
                    ----------------------------------------
                                 (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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---------------------------                          --------------------------
CUSIP No.   090946 10 4              13G             Page  2   of   6     Pages
---------------------------                          --------------------------

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1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       RICHARD M. FELDHEIM
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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                   (b) / /

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3      SEC USE ONLY

--------------------------------------------------------------------------------
4      CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.
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    NUMBER OF      5     SOLE VOTING POWER
     SHARES
  BENEFICIALLY             3,333
    OWNED BY       -------------------------------------------------------------
      EACH          6     SHARED VOTING POWER
    REPORTING
     PERSON               4,180,101
      WITH         -------------------------------------------------------------
                    7     SOLE DISPOSITIVE POWER

                            3,333
                   -------------------------------------------------------------
                    8     SHARED DISPOSITIVE POWER

                          4,180,101
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9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,183,434
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10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*/ /

--------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       23.37%
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12     TYPE OF REPORTING PERSON*

       IN
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                                                               Page 3 of 6 Pages

ITEM 1.

      (a)   Name of Issuer  - BIONUTRICS, INC.

      (b)   Address of Issuer's Principal Executive Offices

                  2425 EAST CAMELBACK ROAD, SUITE 650
                  PHOENIX, ARIZONA  85016

ITEM 2.

      (a)   Name of Person Filing  - RICHARD M. FELDHEIM

      (b)   Address of Principal Business Office or, if none, Residence

                  8320 NO. HAYDEN ROAD, SUITE B110-A
                  SCOTTSDALE, ARIZONA  85281

      (c)   Citizenship or Place of Organization - U.S.

      (d)   Title of Class of Securities - COMMON STOCK

      (e)   CUSIP Number - 090946 10 4

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

      (a)  / /   Broker or Dealer registered under Section 15 of the Act

      (b)  / /   Bank as defined in section 3(a)(6) of the Act

      (c)  / /   Insurance Company as defined in section 3(a)(19) of the Act

      (d)  / /   Investment Company registered under section 8 of the Investment
                 Company Act

      (e)  / /   Investment Adviser registered under section 203 of the
                 Investment Advisers Act of 1940

      (f)  / /   Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of
                 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)

      (g)  / /   Parent Holding Company, in accordance with
                 Section 240.13d-1(b)(ii)(G)

      (h)  / /   Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)
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                                                               Page 4 of 6 Pages

ITEM 4.  OWNERSHIP

      If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

      (a)   Amount Beneficially Owned - 4,183,434

      (b)   Percent of Class - 23.37%

      (c)   Number of shares as to which such person has:

            (i)   sole power to vote or to direct the vote - 3,333

            (ii)  shared power to vote or to direct the vote - 4,180,101

            (iii) sole power to dispose or to direct the disposition of - 3,333

            (iv) shared power to dispose or to direct the disposition of - 4,180,101

      The amount of shares set forth above include 3,333 shares issuable upon exercise of options.

      The amount of shares set forth above includes 133,280 shares held by Millrich Corporation, 19,826 held by Abby's, Inc., both of which are corporations controlled by Mr. Feldheim. Also includes 395,076 shares held by the RM Feldheim Limited Partnership of which Mr. Feldheim is a general partner. Includes 3,631,919 shares held by the RH Lane Limited Partnership of which Mr. Feldheim is a general partner and over which he shares voting power.

      Mr. Feldheim disclaims beneficial ownership of all shares held by Abby's Inc., Millrich Corporation, RM Feldheim Limited Partnership and RH Lane Limited Partnership except to the extent that his individual interest in such shares arises from his interest in each such entity.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following / /.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

      If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

      The limited and general partners of the R.H. Lane Limited Partnership (the "Partnership") have the right to receive dividends and sale proceeds from the shares held by the Partnership. Mr. & Mrs. Ronald Lane each have an interest in more than 5% of the outstanding shares through their interest in the Partnership.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

            NOT APPLICABLE
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                                                               Page 5 of 6 Pages

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

            NOT APPLICABLE

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

            NOT APPLICABLE

ITEM 10. CERTIFICATION

            NOT APPLICABLE
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                                                               Page 6 of 6 Pages


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     2/16/98
                    ---------------------------------------
                                      Date

                           /s/ Richard M. Feldheim
                    ---------------------------------------
                                    Signature



                               Richard M. Feldheim
                    ---------------------------------------
                                   Name/Title